Exhibit 19.1
Coinbase Global, Inc.
Insider Trading Policy
(Effective Date: October 22, 2025)
1.Overview
Coinbase Global, Inc. and its controlled subsidiaries (“Coinbase”) is committed to promoting high standards of honest and ethical business conduct and compliance with laws, rules and regulations, including those related to insider trading. Accordingly we have adopted this Insider Trading Policy (“Policy”) to promote compliance with applicable insider trading laws.
a.Legal Prohibitions on Insider Trading
Insider trading happens when someone who is in possession of material nonpublic information (“MNPI”) purchases, sells or otherwise trades securities on the basis of that information or discloses MNPI to someone else who then trades the company’s securities.
●Transactions will be considered “on the basis of” MNPI if the person engaged in the transaction was aware of the MNPI at the time of the transaction. It is not a defense that the person did not “use” the information for purposes of the transaction.
●Disclosing MNPI directly or indirectly to others or making recommendations or expressing opinions as to transactions in securities while aware of MNPI (referred to as “tipping”) is also illegal. Both the person who provides the information, recommendation or opinion (the “tipper”) and the person who trades based on it (the “tippee”) may be liable.
If you are considering trading securities of any kind (whether Coinbase stock or otherwise), please keep these three key points in mind:
●Never buy or sell our securities while in possession of MNPI;
●Keep all MNPI conﬁdential, including from your family and friends; and
●When in doubt about whether you have MNPI, ask before trading.
b.Personal Responsibility and Interpretation
You are responsible for understanding and following this Policy and applicable laws and for the consequences of any actions you may take. You should use your best judgement at all times and consult with your legal and financial advisors, as needed. The rules relating to insider trading can be complex, and a violation of insider trading laws can carry severe consequences.
Our Chief Legal Ofﬁcer or their designated representative, or, if no such employee at Coinbase has that title, the most senior in-house attorney of Coinbase (“Chief Legal Ofﬁcer”) will assist with implementing, interpreting and enforcing this Policy, pre-clearing trading activities of certain people, and approving any trading plans pursuant to the Trading Plan Policy. Trading of digital assets is not governed by this Policy, and is instead governed by the Global Digital Asset Trading Policy.
c.Detection and Prosecution
Securities regulators use sophisticated electronic surveillance techniques to investigate and detect insider trading, and they pursue insider trading violations vigorously. Cases involving trading through foreign accounts, trading by family members and friends and trading involving only a small number of shares have been successfully prosecuted.
d.Signiﬁcant Consequences for Violating this Policy and Insider Trading Laws
Civil and Criminal Penalties

The consequences of violating the insider trading laws can be severe. People who violate insider trading laws may be required to pay a criminal penalty of up to $5 million for individuals and $25 million for entities, serve a prison term of up to 20 years, disgorge proﬁts made or losses avoided by trading, pay the loss suffered by the persons who purchased securities from or sold securities to the insider tipper and pay civil fines of up to three times the proﬁt made or loss avoided.
Controlling Person Liability
In addition, a company, as well as individual directors, ofﬁcers and other supervisory personnel, may also be subject to liability as “controlling persons” and required to pay major civil or criminal penalties for failure to take appropriate steps to prevent insider trading by those under their supervision, inﬂuence or control.
Company Disciplinary Actions
If Coinbase has a reasonable basis to conclude that you have failed to comply with this Policy, you may be subject to disciplinary action by Coinbase, up to and including termination of your employment, regardless of whether or not your failure to comply with this Policy results in a violation of law. It is not necessary for Coinbase to wait for the ﬁling or conclusion of any civil or criminal action against an alleged violator before taking disciplinary action. In addition, Coinbase may give stop transfer and other instructions to Coinbase’s transfer agent to enforce compliance with this Policy.
1.Applicability
a.Persons Covered
This Policy applies to our employees, contractors, advisors, consultants, ofﬁcers and members of Coinbase Global, Inc.’s Board of Directors (“Board”), as well as to their immediate family members and any other individuals or entities (including partnerships and trusts) in which they have a substantial beneﬁcial interest or whose transactions in securities they inﬂuence or control (including, for example, a venture or other investment fund, if they inﬂuence or control transactions by the fund). An “immediate family member” under this Policy means any spouse, domestic partner or ﬁnancially dependent children. You are responsible for making sure that these other individuals and entities comply with this Policy. We will refer to all of these individuals and entities in this Policy collectively as “Insiders.”

Additional trading restrictions in this Policy apply to Board members and Section 16 Ofﬁcers (as deﬁned below), as well as other members of the Coinbase executive team (“Executive Team”), Vice Presidents and other individuals who the Chief Legal Ofﬁcer or his or her designee determines have regular exposure to MNPI in the normal course of their duties (collectively, “Designated Insiders”).

Additionally, Coinbase will not transact in its securities unless in compliance with applicable U.S. securities laws, rules and regulations and applicable exchange listing standards.
b.Types of Transactions
This Policy applies to all transactions involving the securities of Coinbase or the securities of other companies as to which you possess MNPI obtained in the course of your service to Coinbase. This Policy therefore applies to purchases, sales and other transactions of common stock, options, restricted stock units (“RSUs”), warrants, preferred stock, debt securities (such as debentures, bonds and notes) and other securities (including distributions of securities by a venture or other investment fund to its constituent equity holders), as well as to derivative securities relating to the securities of Coinbase, whether or not issued by us. This Policy also applies to any offers with respect to the transactions discussed above.
c.Applicability After Your Departure
You are expected to comply with this Policy until such time as you are no longer afﬁliated with Coinbase and you no longer possess any MNPI. In addition, if you depart Coinbase while in possession of MNPI, then you are prohibited from trading Coinbase securities until either the information becomes public or it no longer constitutes MNPI.
d.No Exceptions

There may be instances where you suffer ﬁnancial harm or other hardship or are otherwise required to forego a planned transaction because of the restrictions imposed by this Policy. Personal ﬁnancial emergencies or other personal circumstances are not an exception from securities laws and will not excuse a failure to comply with this Policy.
2.Statement
a.MNPI
“Material information” is information about a company where there is a substantial likelihood that a reasonable investor would consider it important in making a decision to purchase, hold or sell the company’s securities or would view the information as signiﬁcantly altering the total mix of information in the marketplace about the issuer of the security. Any information that could reasonably be expected to affect the market price of a security is likely to be material. Material information can be positive or negative and can relate to virtually any aspect of a company’s business or its securities.

Examples of material information about Coinbase may include:
●revenues, earnings or other ﬁnancial results, whether forecasted or actual;
●possible signiﬁcant mergers or acquisitions or dispositions of signiﬁcant subsidiaries or assets;
●signiﬁcant cybersecurity incidents or data breaches;
●changes in senior management;
●signiﬁcant changes in corporate strategy;
●changes in accounting methods and write-offs; and
●stock offerings, stock splits or changes in dividend policy.

This list is illustrative only and is not intended to provide a comprehensive list of material information.

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on Coinbase’s operations or stock price should it occur.

If you have any questions as to whether information should be considered “material,” you should consult with the Legal department.
“Nonpublic” means that the information has not yet been broadly disseminated to the public for a sufﬁcient period to be reﬂected in the price of the company’s securities. As a general rule, information should be considered nonpublic until one full trading day has elapsed since the information is disseminated to the public in a broad, non-exclusionary form of public communication.

Any questions as to whether information is nonpublic should be directed to the Legal department.
The term “trading day” means a day on which the primary securities exchange on which Coinbase’s Class A common stock is listed is open for trading. A “full” trading day has elapsed when, after the public disclosure, trading in the relevant security has opened and then closed.
b.Prohibited Activities and Permitted Activities
Prohibited Activities
The primary purpose of this Policy is to prevent those who are in possession of MNPI from trading in our stock or other securities while in possession of MNPI or disclosing MNPI to someone else who trades in Coinbase’s securities.

This section addresses certain types of transactions that are prohibited and may expose you and Coinbase to signiﬁcant risks. You should understand that, even though a transaction may not be expressly prohibited by this section, you are responsible for ensuring that the transaction otherwise complies with applicable insider trading laws and other provisions in this Policy that may apply to the transaction. The following is a list of prohibited activities for all Insiders:
●MNPI. Trade our securities, directly or indirectly through others, while in possession of MNPI (other than pursuant to a 10b5-1 Plan entered into in accordance with the Trading Plan Policy). It is not an excuse that you did not “use” the information in your transaction.
●Trading Windows and Special Trading Restrictions. Trade our securities during a Closed Trading Window or during a Special Trading Restriction (both as deﬁned below) (other than pursuant to a 10b5-1 Plan entered into in accordance with the Trading Plan Policy).
●Gifts. Unless approved in advance by our Chief Legal Ofﬁcer or his or her designee, make a gift, charitable contribution or other transfer without consideration, of our securities during a period when the Insider cannot trade.
●Sharing MNPI. Share MNPI with any outside person, unless required by your job and such person is under NDA, or as authorized by our Chief Legal Ofﬁcer. This includes disclosure (even anonymous disclosure) via platforms such as the internet, mobile applications or investor forums.
●Tipping. Give trading advice, make recommendations or express opinions about Coinbase on the basis of MNPI, unless the advice is to tell someone not to trade our securities because the trade would violate this Policy or the law.
●Derivative Securities. Other than the exercise of equity awards issued by us, engage in transactions involving options or other derivative securities on our stock, such as puts and calls, whether on an exchange or in any other market.
●Hedging. Engage in hedging or monetization transactions involving our securities, such as zero cost collars and forward sale contracts.
●Short Sales. Engage in short sales of our securities, meaning a sale of securities that you do not own, including short sales “against the box.”
●Margin Accounts. Use or pledge our securities as collateral in a margin account.
●Distributions. Distribute our securities to limited partners, general partners or stockholders of any entity during a Closed Trading Window or during a Special Trading Restriction, unless those limited partners, general partners or stockholders have agreed in writing to hold the securities until the next Open Trading Window (as deﬁned below).
●MNPI in Other Companies. Engage in any of the above activities for securities in any other company if you have MNPI about that company obtained in the course of your service to Coinbase.

The trading prohibitions of this Policy are not the only stock-trading rules and regulations you need to follow. You should be aware of additional prohibitions and restrictions set by contract or by federal and state securities laws and regulations (e.g., contractual restrictions on the resale of securities, rules on short swing trading by Section 16 Ofﬁcers, compliance with Rule 144 under the Securities Act of 1933, as amended, and others). Any Insider who is uncertain whether other prohibitions or restrictions apply should ask the Legal department.

Permitted Activities

The following are permitted activities that qualify as limited exceptions to the restrictions imposed by Coinbase under this Policy. Please be aware that even if a transaction is listed below, you will need to separately assess whether the transaction complies with applicable law. The trading restrictions of this Policy do not apply to the following:

●Trading Plans. Transactions pursuant to a 10b5-1 Plan that complies with Securities and Exchange Commission (“SEC”) rules adopted pursuant to the Trading Plan Policy.
●401(k) Plan. Investing 401(k) plan contributions in a company stock fund in accordance with the terms of our 401(k) plan. However, any changes in your investment election regarding securities are subject to trading restrictions under this Policy.
●ESPP. Purchasing Coinbase stock through periodic, automatic payroll contributions, or making election changes, under Coinbase’s employee stock purchase plan (“ESPP”). However, any sales of stock acquired under the ESPP are subject to trading restrictions under this Policy.
●Equity Awards. The grant or award to you of stock options or RSUs by Coinbase. The trading restrictions under this Policy also do not apply to the vesting, cancellation or forfeiture of stock options and RSUs in accordance with applicable plans and agreements. However, the trading restrictions do apply to any subsequent sales of any such securities, except as speciﬁcally provided below.
●Options.
○Exercising stock options granted under our equity incentive plans for cash or by delivering to Coinbase previously owned Coinbase stock or through a net exercise of a stock option that is permitted by Coinbase’s equity incentive plan and that does not involve a sale of shares in the open market.
○Payment of taxes in connection with exercising stock options granted under our equity incentive plans pursuant to net withholding arrangements approved by Coinbase for the payment of taxes upon the exercise of stock options and that does not involve a sale of shares in the open market. However, the sale of any shares issued on the exercise of Coinbase-granted stock options, as well as any cashless exercise of Coinbase-granted stock options in which stock is sold on the open market to pay the exercise price or taxes (i.e., “same-day sales”) are subject to trading restrictions under this Policy.
●RSUs. The settlement of RSUs pursuant to a net settlement or a “sale to cover” for non-discretionary, automatic tax withholdings initiated and approved by Coinbase for the payment of taxes upon the vesting of RSUs.
●Exchange-Traded Funds. Transactions in exchange-traded funds that may directly or indirectly hold, or otherwise have exposure to, Coinbase securities; provided, however, the Legal department may impose restrictions on such transactions at its sole discretion.
●Pledged Collateral. Pledges of our securities as collateral for loans (excluding in margin accounts); provided that pledging by Section 16 Ofﬁcers and Board members shall be subject to the approval of the Chief Legal Ofﬁcer. Note that a lender may liquidate such collateral in the event of an unmet margin call, and Coinbase makes no assurance that such sale will be in compliance with insider trading laws.
●Inheritance and Divorce. (i) Transfers by will or the laws of descent and distribution or (ii) transfers pursuant to a divorce settlement.
●Change in Form of Ownership. Transactions that only involve a change in the form in which you own securities, including estate planning transactions.
●Stock splits, stock dividends and similar transactions. Changes in the number of securities held as a result of a stock split or stock dividend applying equally to all securities of a class, or similar transactions.

c.Trading Windows and Special Trading Restrictions

To limit the likelihood of trading at times when there is a signiﬁcant risk of insider trading exposure, we have designated speciﬁc quarterly periods where Insiders can trade in our securities. Additionally, from time to time we may institute Special Trading Restrictions that prohibit trading, even during what otherwise would be an Open Trading Window.
●You Can Only Trade During an Open Trading Window. Other than pursuant to a 10b5-1 Plan, Insiders are only allowed to trade Coinbase securities during an Open Trading Window period, which opens after one full trading day has elapsed since the widespread public release of our quarterly or year end ﬁnancial results, and closes at the end of the fifth trading day of the third month of the then-current quarter (an “Open Trading Window”). For example, if we publicly announce our quarterly ﬁnancial results after close of trading on a Thursday (or before trading begins on a Friday), then the ﬁrst time an Insider can trade Coinbase securities is at the open of market on Monday, as one full trading day (Friday) has elapsed.
●Even During an Open Trading Window, You Are Not Allowed to Trade While in Possession of MNPI. Even during an Open Trading Window, you are subject to the limitations in this Policy and may not trade our securities if you possess MNPI at that time. An Insider who possesses MNPI during an Open Trading Window may only trade our securities after widespread public release of that information so that it no longer constitutes MNPI or if such information otherwise is no longer considered MNPI.
●You Cannot Trade During a Closed Trading Window. All periods outside of an Open Trading Window are considered “Closed Trading Window” periods, which are periods of time when Insiders must refrain from transacting in Coinbase’s securities (except as discussed in the section titled “Permitted Activities”). Closed Trading Window periods are a particularly sensitive time for transactions involving Coinbase’s securities due to the fact that, during this period, Insiders may often possess or have access to MNPI relevant to Coinbase’s expected ﬁnancial results for the quarter.
●You Cannot Trade During a Special Trading Restriction. From time to time, our Chief Legal Ofﬁcer, at his or her discretion, may designate what’s called a “Special Trading Restriction” that applies to speciﬁc individuals or groups of people (including all Insiders) for as long as our Chief Legal Ofﬁcer determines. The Legal department will notify those persons subject to a Special Trading Restriction. Each person who has been so identiﬁed and notiﬁed by Coinbase may not engage in any transaction involving Coinbase’s securities until instructed otherwise by the Chief Legal Ofﬁcer or his or her designee. Coinbase will generally impose Special Trading Restrictions when there are material developments known to Coinbase that have not yet been disclosed to the public. For example, Coinbase may impose a Special Trading Restriction in anticipation of announcing a signiﬁcant acquisition; however, Special Trading Restrictions may be declared for any reason. Additionally, no Insider subject to a Special Trading Restriction may tell anyone not subject to that Special Trading Restriction that a Special Trading Restriction has been designated or that one previously was in place because that also is conﬁdential information that cannot be disclosed internally or externally.

d.Restrictions Applicable to Designated Insiders

Section 16 (“Section 16”) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and the related rules and regulations, set forth obligations and limitations applicable to certain persons at a company. The Board has determined and notiﬁed those persons (“Section 16 Ofﬁcers”) who are required to comply with Section 16, and the related rules and regulations, because of their positions with Coinbase. All of the restrictions noted above for Insiders also apply to Designated Insiders.

To facilitate timely reporting of transactions pursuant to Section 16 requirements, each person subject to Section 16 reporting requirements must provide, or must ensure that their broker provides, Coinbase with detailed information (e.g., trade date, number of shares, exact price, etc.) regarding any 10b5-1 Plan and any of their transactions involving Coinbase’s securities, including gifts, transfers, pledges and transactions pursuant to a trading plan, both prior to (to confirm compliance with pre-clearance procedures, if applicable) and promptly following execution.

Prior to trading our securities, Designated Insiders (other than Trading Plan Insiders, as definied in our Trading Plan Policy) who are trading outside of a 10b5-1 Plan must obtain pre-approval from our Chief Legal Ofﬁcer or his or her designee by: (a) providing written notiﬁcation of the amount and nature of the proposed trade, (b) certifying prior to the ﬁrst proposed trade that you have no MNPI and (c) receiving confirmation from our Chief Legal Ofﬁcer or his or her designee approving the trade, which approval can be granted or denied at his or her discretion.
3.Governance

This is a Tier 1 policy, owned by the Legal department and governed by:

a.Approval

This Policy is subject to Tier 1 approval by Coinbase Global Inc.’s Audit & Compliance Committee (the “Audit & Compliance Committee”).

b.Monitoring, Compliance and Audit Oversight

The Chief Legal Ofﬁcer will administer and interpret this Policy and enforce compliance as needed. The Chief Legal Ofﬁcer may consult with Coinbase’s outside legal counsel as needed. The Chief Legal Ofﬁcer may designate other individuals to perform the Chief Legal Ofﬁcer’s duties under this Policy.

Neither Coinbase nor the Chief Legal Ofﬁcer will be liable for any act made under this Policy. Neither Coinbase nor the Chief Legal Ofﬁcer is responsible for any failure to approve a trade or for imposing any Special Trading Restrictions.

Coinbase may require that Insiders utilize a single broker, or a limited group of brokers that may be modiﬁed from time to time, for Insider trades in order to enforce and monitor compliance with this Policy. Such limitations shall be broadly communicated to Insiders.

c.Reporting

Any Insider who violates this Policy or any federal or state laws governing insider trading or tipping, or who knows of any such violation by any other Insider, must report the violation immediately to the Legal department. If you want to submit a concern or complaint regarding a possible violation of this Policy anonymously, you should follow the procedures outlined in our Whistleblower Protection Policy.

d.Change Management

The Audit & Compliance Committee reserves the right in its sole discretion to modify or grant waivers to this Policy. Any amendments or waiver may be publicly disclosed if required by applicable laws, rules and regulations. The Audit & Compliance Committee shall have the authority to approve material amendments to this Policy. All other changes to this Policy may be approved by the Chief Legal Ofﬁcer.
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